EXHIBIT 99.1
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                                                     [LOGO - ARC ENERGY TRUST]

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N E W S   R E L E A S E

March 15, 2007

ARC ENERGY TRUST 2006 U.S. INCOME TAX REPORTING

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Calgary,  March 28, 2007 (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or "the
Trust") releases supplementary information regarding U.S. tax reporting:

U.S. INCOME TAX INFORMATION

The following supplementary information is being provided to assist U.S. individual unitholders of ARC Energy Trust ("ARC") in reporting distributions received from ARC during 2006 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

THIS INFORMATION IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC TRUST UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC TRUST UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC TRUST UNITS.

As mentioned in our previous news release of February 15, 2007, U.S. individual unitholders who hold their ARC trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. ARC is not required to furnish such unitholders with Form 1099-DIV.

Unlike last year, it has come to ARC's attention that information reported on the Forms 1099-DIV issued by stockbrokers or other intermediaries will likely not accurately reflect the "qualified dividend" information reported in ARC's February 15, 2007 news release to U.S. investors. Such inconsistency is due to the fact that the firm hired by many stockbrokers and other intermediaries in the U.S. to compile reporting information on foreign entities has taken a more conservative position of how foreign entities can satisfy the safe harbors issued by the IRS for "qualified foreign corporation" status. Brokers and other intermediaries are not required to issue amended Forms 1099-DIV, since they are merely following the rules issued by the IRS.

The IRS is aware that there may be instances when the safe harbor information reporting procedures may not be satisfied, although the reported dividends are actually qualified dividends. In such a case, IRS Notice 2003-79 indicates "a recipient of Form 1099-DIV may treat a dividend as a qualified dividend if such person believes the dividend is a qualified dividend, subject to applicable penalties in the event the amount so reported is not in fact a qualified dividend."


ARC ENERGY TRUST


John P. Dielwart,
President and Chief Executive Officer


          For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
             Telephone: (403) 503-8600          Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.,
                              Calgary, AB T2P 5E9